United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Policy of Disclosure of Material Act of Fact and Securities Trading

Application:

This Policy must be compulsorily observed by the controlling shareholders and their eventual representatives, by Vale, by the members of the Board of Directors, the Fiscal Council and the Advisory Committees to the Board of Directors and the Executive Board, by the Executive Officers, Vale executives, by managers of its subsidiaries and by anyone who, as a result of their function or position in Vale and/or in its subsidiaries, has knowledge of information related to a relevant act or fact, including suppliers, service providers and third parties, and, which, for the purposes of this Policy, will be referred to, jointly or individually, as Related Persons.

The present Policy also applies to any Related Person who may leave, before the public disclosure of a business or fact started during their term of office, and will extend for a period of six months after their departure.

Publicly-held companies controlled by Vale must adopt this Policy, with the adjustments that may be required by local laws and regulations applicable to these companies and the markets in which their respective securities are traded.

The trading prohibitions contained in this Policy cover any acquisition, disposal, loan operations or transfer of securities issued or guaranteed by Vale.

The trading rules contained in this Policy also apply in cases where the negotiations by the Related Persons are for their direct and/or indirect benefit through the use, for example, of: (a) a company controlled by them, directly or indirectly; (b) third parties with whom a management contract, a trust or a portfolio management agreement for financial assets is maintained; (c) proxies or agents; and (d) spouses from whom they are not legally separated, partners, children and any dependents included in their annual income tax return, when applicable.

The restrictions set out above do not apply to trading conducted by investment funds of which the Related Persons are quota holders, provided that: (a) the investment funds are not exclusive; and (b) the trading decisions of the fund manager cannot be influenced by quota holders. It will also be up to the Related Persons to make efforts so that, when they are prevented from negotiating, the individuals and legal entities mentioned above also refrain from doing so.

Related Persons are also prohibited from trading in Vale's securities if they are aware of the existence of relevant and undisclosed information regarding any other company that may have an effect on the prices of Vale's securities, including subsidiaries, competitors, suppliers and customers.

References:

•	POL-0001-G - Code of Ethical Conduct

General Principles:

This Policy of Disclosure of Material Act or Fact and Trading of Securities (“Policy”) governs the disclosure of information and the trading of securities issued by Vale S.A. (“Vale” or “Company”) and its subsidiaries, and if it is based on the following basic principles: (a) transparency, information symmetry, fair treatment and respect for investor rights; (b) adherence to the best global investor relations practices; (c) good faith; (d) use of means to prevent the inappropriate use of privileged information; and (e) compliance with the specific legislation of Brazil and the United States of America, where the shares issued by Vale are traded in the form of American Depositary Receipt (“ADR”), to the regulations of the Brazilian Securities and Exchange Commission (“CVM” ), and the US Securities and Exchange Commission (SEC), hereinafter referred to as “Regulatory Bodies”, and the rules of the stock exchanges where the securities issued by Vale are listed and traded (“Stock Exchanges”).

Policy of Disclosure of Material Act of Fact and Securities Trading

Rules for Disclosure of Material Act or Fact:

Vale must make public the strategic, administrative, technical, business, financial or economic information capable of affecting the prices of its securities and/or influence the decision of investors to buy, maintain, sell or exercise any rights inherent to the condition of holders of securities (“Material Act or Fact”), according to non-exhaustive definitions contained in the sole paragraph of article 2 of CVM Instruction 358 of January 3, 2002 and its subsequent amendments (“CVM Instruction No. 358/02"), and other applicable rules issued by the Regulatory Bodies and the Stock Exchanges.

The Investor Relations area is primarily responsible for preparing external communications for the capital market, which must be necessarily reviewed and approved by the Investor Relations Executive Director (“DRI”) and, if necessary, by the General Consultant of Valley. Particularly, when the disclosure of a Material Act or Fact involves: (a) a shareholders' agreement; (b) the listing or delisting of securities issued by Vale; (c) acquisition, merger, incorporation, spin-off of entities; (d) stock option plans or matching program; (e) changes to Vale's Bylaws or the appointment/dismissal of directors; (f) share buyback; (g) judicial or administrative proceedings; (h) public offering of securities issued by Vale; (i) exceptional circumstances related to commercial agreements, the draft of such disclosure must be previously submitted to the General Consultant for their review and approval.

Access to information on a Material Act or Fact, prior to its public disclosure, is limited to the professionals directly involved with the subject matter. These professionals must properly store this information, keep it confidential until its public disclosure and ensure that their subordinates and suppliers and third parties subject to confidentiality obligations also do so, responding jointly to them in case of non-compliance. Those professionals are also subject to a confidentiality agreement entered into with Vale.

Material Acts or Facts shall be disclosed to the capital market, simultaneously, in Portuguese and English, as applicable. All information considered relevant, which is not yet public knowledge, and which is disclosed, whether intentionally or not, to analysts, investors, journalists or to any other person who is not (i) a member of the Board of Directors, Fiscal Council or Committees Advising the Board of Directors or the Executive Board of Vale; (ii) member of Vale's Executive Board; or (iii) an employee of Vale and its subsidiaries, directly involved with the matter at hand, must be immediately made public in accordance with the applicable rules and regulations.

The disclosure of a Material Act or Fact must be made before the beginning or after the closing of the trading sessions of the Stock Exchanges. If it is imperative that the disclosure occurs during the trading period, the DRI directly or, through the Investor Relations area, must request the suspension of trading of the securities until the relevant information is properly disseminated and the procedures provided in the edited regulations published by the Stock Exchanges on the subject.

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Policy of Disclosure of Material Act of Fact and Securities Trading

Relevant Acts or Facts may, exceptionally, have the disclosure postponed if the controlling shareholders or the managers understand that their disclosure will put the Company's legitimate interest at risk. In this case, access to information related to the undisclosed Material Act or Fact must be restricted to people who, justifiably, need to know them. If the information is out of control or if there is an unusual fluctuation in the quotation, price or amount traded in the securities issued by the Company, the Related Persons, as the case may be, are obliged to immediately disclose the Material Act or Fact through the DRI, or directly if it does not.

Vale may submit a request to its primary regulatory agency, CVM, to, exceptionally, keep Relevant Acts or Facts confidential, the disclosure of which it believes represents a risk to Vale's legitimate interests, under the terms of the regulations in force.

In meetings or video/audio conferences with capital market participants, Vale may be represented by the Chief Executive Officer, by DRI, by other Executive Officers, by members of the Investor Relations area or by authorized persons, in writing or verbally, by the DRI or the Company's Chief Executive Officer.

Responsibilities of the Investor Relations Executive Officer (“DRI”):

DRI is primarily responsible for the disclosure of information regarding Relevant Acts or Facts, the latter being responsible for:

(a) rigorously analyzing the concrete situations that may arise in the course of the Company's operations, always considering their materiality, sector specificity, concreteness or strategic importance, in order to verify whether or not such situations constitute a Material Act or Fact;

(b) sending to CVM, through the CVM's Information Disclosure System and, if applicable, to the Stock Exchanges, any Material Act or Fact occurred or related to its business, as well as ensuring its wide and immediate dissemination simultaneously in all markets where such securities are admitted to trading;

(c) in the event of an atypical fluctuation in the quotation, price or quantity traded of securities issued by the Company or others referenced to them, inquiring persons with access to a Relevant Act or Fact to ascertain whether they are aware of information that should be disclosed to the market and, if so, ensure that the information is immediately disclosed to the market, pursuant to this Policy;

(d) if it notices the broadcast of news in the press involving insider information or news that add a new fact about information already disclosed, analyzing the potential impact of the news on the negotiations and, if applicable, express itself immediately on the aforementioned news, through the CVM's Information Disclosure System.

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Policy of Disclosure of Material Act of Fact and Securities Trading

Duties of Related Persons:

The Related Persons must keep confidentiality about the Relevant Act or Fact to which they have access and which has not yet been disclosed, not using this information to obtain an advantage for themselves or for others, as well as they should guide their conduct in accordance with the values good faith, loyalty and truthfulness.

Any Related Person who has knowledge of information related to a Material Act or Fact must immediately communicate it to DRI and/or the Executive Manager of the Investor Relations area.

Disclosure of Projections:

The disclosure of projections and estimates is optional, under the terms of article 20 of CVM Instruction 480, of December 7, 2009 (as amended) and, when the Company decides to disclose them, they must be: (a) included in the Reference Form; (b) identified as hypothetical data that does not constitute a promise of performance; (c) reasonable; and when applicable, (d) be accompanied by the relevant assumptions, parameters and methodology adopted, and, if these are modified, the Company must disclose, in the appropriate field of the Reference Form, that it has made changes to the relevant assumptions, parameters and methodology of previously released projections and estimates.

The disclosure of projections and estimates will also observe the rules of the other countries in which Vale's securities are traded, in particular the relevant rules regarding Form 20-F to be filed with the Securities and Exchange Commission (SEC).

Information Disclosure Forms and Channels:

In the case of Material Acts or Facts, Vale will observe the relevant legislation and regulations of the Regulatory Bodies and Stock Exchanges, to ensure speed, simultaneity and global disclosure. Vale will disclose information to the capital market using the forms and communication channels described below:

-	Material Act or Fact information will be disseminated globally and simultaneously, electronically, in Portuguese and English, and filed immediately.

-	The disclosure of a Material Act or Fact will take place on a news portal with a page on the world wide web, on the websites of the CVM and the operating entity in operation (B3 SA - Brasil, Bolsa, Balcão), through the Empresas.NET System, as well as placed on the “Investor Relations” page on Vale's website (www.vale.com). Data on the channels used by Vale will be informed on the Company's Registration Form, filed with the CVM.

-	Telephone conferences and webcasts will be held every quarter for the dissemination of results and on an exceptional basis, if necessary. The holding of these events will be previously announced publicly to the capital market, with indication of date, time and telephone numbers for connection. Such conferences and webcasts will be recorded and will be available on Vale's website, in the “Investor Relations” section.

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Policy of Disclosure of Material Act of Fact and Securities Trading

At the management's discretion, Vale will have an active participation in conferences, roadshows, meetings or events for investors around the world, as well as promoting meetings with capital market participants and/or visits to its operations, regardless of whether there is an issuance of securities or not in progress.

Disclosure of Information on Relevant Shareholding Negotiations:

Pursuant to Art. 12 of CVM Instruction 358/02, the controlling shareholders, direct or indirect, the shareholders who elect members of the Board of Directors, the Fiscal Council, and any individual or legal entity, or group of people, acting together or representing the same interest, which acquire or sell, directly or indirectly, a relevant shareholding must immediately send to Vale's Investor Relations area correspondence with the following information: (a) name and qualification of the acquirer, indicating the registration number in the National Register of Legal Entities (“CNPJ”) or in the Individual Taxpayer Registry (“CPF”), when applicable; (b) purpose of the interest and target quantity, containing, if applicable, a declaration by the acquirer that their purchases are not intended to change the composition of the control or the administrative structure of Vale; (c) number of shares and other securities and derivative financial instruments referenced in such shares, whether physically or financially settled, explaining the quantity, class and type of the referenced shares; (d) indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale; (e) in the case of a shareholder resident and domiciled abroad, the name or corporate name and the registration number with the CPF or CNPJ, as the case may be, of its agent or legal representative in the country.

Relevant interest for the purposes of the disclosure of information mentioned above is considered to be the business or group of businesses through which the direct or indirect interest of the persons referred to above exceeds, up or down, the five percent (5%), ten percent (10%), fifteen percent (15%) levels and so on, of a type or class of shares representing Vale's share capital.

The obligations provided for here extend to the acquisition of any rights over the shares and other securities mentioned therein and to the execution of any derivative financial instruments referenced in shares issued by Vale, even without physical settlement, in compliance with the rules of Paragraph 3 of Art. 12 of CVM Instruction No. 358/02.

Any corporate transaction that implies a change in the shareholding position in Vale of the shareholders to its direct or indirect controllers will imply the obligation of the latter to communicate to the Investor Relations area of Vale.

The disclosure obligations indicated above must always consider aggregate transactions, including those executed indirectly by third parties, such as: (a) companies controlled directly or indirectly by the investor; (b) trustees; (c) private and exclusive investment funds; and (d) investment funds in which the fund manager's business decisions are influenced by the investor.

The DRI shall immediately transmit to CVM and B3 - Brasil, Bolsa, Balcão (“B3”), in accordance with the first item above, as well as update the corresponding section of the Reference Form within a maximum of seven (7) business days.

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Policy of Disclosure of Material Act of Fact and Securities Trading

Rules for Trading Securities:

Vale believes it is very positive to have its employees and managers among its shareholders. The decision to invest in long-term savings in securities issued by Vale, including shares and their derivatives, or any other securities referenced to it, and debt securities, demonstrates confidence in the future and commitment to Vale.

However, irregular negotiations with securities issued by the Company, carried out by its employees and managers, have the opposite effect. The use of privileged information, whether to justify the performance of such operations or any other, is illegal and harmful to Vale, its shareholders, managers and employees.

The trading of securities issued by Vale by Related Persons must be guided by principles of transparency, equity and ethics.

The United States of America prohibits the practice of insider trading/dealing (use of insider information for its own benefit), including tipping (providing insider information for third parties to benefit from it).

For the purposes of the laws and rules of the United States of America, a person engages in the practices of (i) insider trading, if they buy or sell securities in possession of material non-public information that has been obtained or used in breach of a duty of trust and confidentiality, and (ii) tipping, if they provide the same type of information to third parties who end up taking advantage of it to practice insider trading.

Blackout Period:

The Blackout Period is understood as follows:

(a) Within fifteen (15) days prior to the disclosure of the Company's quarterly information (ITR) and annual information (DFP);

In the period between the decision made by the controlling shareholders or by the Company management to: (i) change Vale's capital stock through subscription of shares; (ii) approve a program for the acquisition or sale of shares issued by Vale by the Company itself; and (iii) distribute dividends or interest on shareholders' equity, stock bonuses or their derivatives or split, and publication of the respective notices and/or announcements or bulletins; and

(c) During any other period designated by DRI, with the prior authorization of the Chairman of the Board of Directors at the request of the Chief Executive Officer.

In the cases provided for in items (a) and (c), an e-mail with a reminder from the Investor Relations area will be sent to the representatives of the controlling shareholders, administrators, members of the Fiscal Council and other employees about the Blackout Period, informing the start and end of the prohibited period. Failure to send a reminder about the Blackout Period will not exempt the Related Persons from complying with this Policy, as well as the provisions of CVM Instruction No. 358/02 and other CVM normative acts.

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Policy of Disclosure of Material Act of Fact and Securities Trading

Authorization for trading by Related Persons:

Related Persons may trade securities issued by Vale, observing the blackout periods mentioned above, with the objective of long-term investment, and it is recommended to maintain ownership of the securities issued by the company for a minimum period of six (6) months.

The Company does not receive individual investment plans.

Disclosure of information on negotiations:

The Controlling Shareholders, members of the Board of Directors, its Advisory Committees, the Executive Board and the Fiscal Council of Vale must communicate, in writing, in accordance with article 11 of CVM Instruction No. 358/02, to DRI and, for the latter, CVM and, if necessary, B3:

(a) the number of securities issued by Vale, including derivatives or any other securities referenced in shares and investment fund shares composed exclusively of shares issued by Vale, and of controlled or controlling companies that are publicly-held companies, which eventually they have, as well as those owned by their spouse, unless they are de facto or judicially separated from them, and from a partner;

(b) of any dependent included in the annual income tax return and of companies controlled by them directly or indirectly;

(c) of people acting in the same interest; and

(d) changes in the positions referred to above.

The communication provided for in the previous item will take place in the form of the “Declaration of Shareholding” and must be made (i) on the first business day after being invested in the position; (ii) within 5 (five) days after the completion of each deal and must contain, at least, the following information:

-	name and qualification of the communicator, including, if applicable, of the persons mentioned in item (b) above, indicating the registration number in the National Register of Legal Entities or in the Register of Individuals, in the case of having a tax domicile in Brazil;

-	quantity, in the case of shares, and other characteristics, in the case of other securities, in addition to the identification of the issuer and the balance of the position held before and after trading;

-	form (buy or sell, loan operations), price and transaction dates.

The persons mentioned in the first paragraph of this section must inform any change in the information provided in the “Statement of Shareholding” within up to fifteen (15) days from the date of the change.

The DRI, in turn, must transmit to the CVM and, if necessary, B3, the information received, individually and consolidated, as the case may be, within up to ten (10) days after the end of the month, or month that the position investment takes place.

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Policy of Disclosure of Material Act of Fact and Securities Trading

General Provisions:

Pursuant to article 18 of CVM Instruction No. 358/02, a serious violation, for the purposes set out in paragraph 3 of article 11 of Law No. 6,385/76, constitutes a violation of the provisions contained in CVM Instruction No. 358/02. The occurrences of events that constitute a crime must be reported by the CVM to the Public Prosecutor’s Office.

Without prejudice to the other penalties provided for by law or in CVM rules, non-compliance with the provisions contained in this Policy will be considered a violation of the Code of Ethical Conduct and will subject the infringer to the procedures and penalties established there, and may require, in any case, provided it is due, the full reimbursement of all losses that Vale may incur, directly or indirectly, due to such non-compliance.

It is up to DRI to resolve any doubts of Related Persons about the provisions of this Policy, the applicable regulations issued by CVM and/or the need to disclose certain information to the public. Any questions about the provisions of this Policy or the application of any of its provisions should be sent directly to DRI or to the Investor Relations area, which will provide the necessary clarification or guidance.

The Related Persons must sign their respective Adhesion Term, the draft of which is attached to this Policy, which will be filed by the Investor Relations area at the Company's headquarters as long as its signatory maintains the link with Vale and, at least, five years after its termination. In addition, the Investor Relations area must maintain at the Company's headquarters, at the disposal of the CVM, the list of Related Persons. Unauthorized disclosure of material, non-publicly disclosed information about Vale is harmful to the company and is strictly prohibited.

This Policy must be revised periodically, at least once every three (3) years, or on demand.

DRI will be responsible for implementing and monitoring the Policy.

Annex:

Annex 1 - Adhesion Term

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Policy of Disclosure of Material Act of Fact and Securities Trading

Annex 1

ADHESION TERM

By this instrument, Mr. (Name), (Qualification), resident and domiciled at Avenida/Rua (__), (__), in the City of (__), State of (__), (__), registered in the Taxpayer Registration (CPF) under the number (___), bearer of the Identity Card number (__) issued by (__), hereinafter simply called “Declarant”, as (__) of (__), legal entity under private law, with registered office at (__), (__), in the city of (__), State of (__), registered in the National Register of Legal Entities of the Ministry of Finance (CNPJ) under the number (__) , declares, under the penalties of the law, that it has received a copy and is fully aware of the content of the Policy of Disclosure of Material Act or Fact and Trading in Securities issued by Vale S.A. (“Policy”), being obliged, while maintaining the their relationship with Vale and, for six (6) months after their termination, to observe and guide their actions in accordance with the provisions contained in said Policy, as well as in CVM Instruction No. 358/2002, and its subsequent amendments.

They further declare to be fully aware that any changes to their registration data, as well as to the securities issued by Vale or its publicly-owned subsidiaries or parent companies, or referenced to them, must be communicated, in writing and within the established deadlines in the Policy, to the Investor Relations Executive Officer, without prejudice to the communication to the other competent bodies.

The Declarant signs this Term in three (3) counterparts, in the presence of the two (2) undersigned witnesses.

Rio de Janeiro, [..., ...].

(Name)

(Address)

Witnesses:

1.

Name:

ID:

2.

Name:

ID:

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 21, 2020		Director of Investor Relations